FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:

Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

EuroZinc Mining Corporation
Suite 1601, 543 Granville Street
Vancouver, British Columbia
V6C 1X8
Telephone: (604) 681-1337

Item 2:

Date of Material Change

State the date of the material change.

August 21, 2006

Item 3:

News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release was disseminated on August 21, 2006, to the Toronto Stock Exchange as well as through various other approved public media and was SEDAR filed with the British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland securities commissions.

Item 4:

Summary of Material Change(s)

Provide a brief but accurate summary of the nature and substance of the material change.

EuroZinc Mining Corporation (“EuroZinc”) and Lundin Mining Corporation (“Lundin Mining”) announced that they have entered into a definitive agreement to merge the two companies to create a new global mining company. The transaction will be executed through a plan of arrangement.  At closing, all EuroZinc common shares will be automatically exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share.  Lundin Mining shareholders will continue to hold their existing common shares.  The combined company, Lundin Mining Corporation, will trade on the Toronto Stock Exchange, the OMX (Stockholm Stock Exchange) and will immediately make an application to be listed on the American Stock Exchange.

Item 5:

Full Description of Material Change

EuroZinc and Lundin Mining announced that they have entered into a definitive agreement to merge the two companies to create a new global mining company.  The combined company will be called Lundin Mining Corporation and will have a market capitalization of approximately US$3.0 billion (CDN$3.3 billion), creating one of the North American and European markets’ premier, diversified copper and zinc producers.  The combined company, upon closing, will remain listed on the Toronto, OMX (Stockholm) and AMEX (application required) stock exchanges.

Diversified Copper and Zinc Production

Upon completion of the transaction, the combined company, Lundin Mining Corporation, will own and operate a portfolio of four profitable operating mines plus a fifth mine, Aljustrel, to be reopened for production in the second half of 2007.  All of the combined company’s mines are located in stable European jurisdictions: Portugal, Sweden, and Ireland.  The combined company will directly employ approximately 1,500 people.

Including the planned production at Aljustrel, production from the combined company’s operating mines is expected to be approximately 450 million pounds (205,000 tonnes) of contained zinc, 200 million pounds (90,000 tonnes) of contained copper, 175 million pounds (80,000 tonnes) of contained lead and 6 million ounces of contained silver on an annualized basis.

In addition to its breadth of operations, the combined company will have an extensive exploration and development portfolio.  Each of the existing mines is located within large land packages in prolific base metal belts.  Furthermore, through the proposed addition of the Metropol joint venture in Russia, the combined company will own or have an ownership interest in four of the world’s fifteen largest zinc deposits.  The combined management team is highly confident in the combined company’s ability to grow from its present portfolio through both acquisitions and organic opportunities.

Financial Strength to Facilitate Aggressive Growth Strategy

As at June 30, 2006, the combined company’s pro forma financial highlights include:

•

cash and short-term investments of US$270 million

•

total assets of US$2.4 billion

•

long-term debt of US$43 million

•

total revenue for the first six months of 2006 of US$462 million

•

operating cash flow for the first six months of 2006 of US$203 million

This strong financial position will allow the combined company to pursue an aggressive international growth strategy in global base metals.

Management and Board Reflecting Collective Strength of Both Companies

Colin K. Benner will become Vice Chairman and Chief Executive Officer of the combined company and remain based in Vancouver.  Karl-Axel Waplan will become President and Chief Operating Officer of the combined company and remain based in Stockholm.

Both EuroZinc and Lundin Mining will be equally represented on the board of the combined company which, along with Colin K. Benner, will include Lukas Lundin as Chairman.

Transaction Details

The transaction will be executed through a plan of arrangement.  At closing, all EuroZinc common shares will be automatically exchanged at a ratio of 0.0952 Lundin Mining common shares for each EuroZinc common share.  Lundin Mining shareholders will continue to hold their existing common shares.  The combined company, Lundin Mining Corporation, will trade on the Toronto Stock Exchange, the OMX (Stockholm Stock Exchange) and will immediately make an application to be listed on the American Stock Exchange.

Existing EuroZinc and Lundin Mining shareholders will own approximately 56.7% and 43.3% (56.9% and 43.1%, fully diluted), respectively, of the combined company. The combined company will have approximately 94.3 million basic common shares (96.1 million fully diluted common shares) outstanding at the completion of the merger.

The board of directors of each company have each received a fairness opinion with respect to the transaction consideration and are recommending approval of the transaction by their respective shareholders.  The transaction is conditional upon the EuroZinc and Lundin Mining shareholders approving the transaction by 66.7% and 50.1%, respectively, as well as other customary conditions and regulatory approvals.  Special shareholder meetings for each company to vote on the transaction are expected to be held in October, 2006.  The transaction is expected to close by late October, 2006.

The definitive agreement includes a commitment by each of EuroZinc and Lundin Mining not to solicit alternative transactions to the merger.  Each company has agreed to pay a break fee to the other party of US$40 million under certain circumstances.  In addition, each company has granted the other party a right to match a competing offer.  Lundin family interests, holders of approximately 19.9% of Lundin Mining, and Resource Capital Funds, holder of approximately 9.9% of EuroZinc, have each pledged their support of the transaction.

Conference Call and Webcast Information

The two companies held joint telephone conference call with an interactive presentation at 11:00 AM EST (17:00 PM CET and 08:00 AM PST) on August 21, 2006, where Colin K. Benner, Karl-Axel Waplan and Lukas Lundin discussed the transaction.

A replay of the telephone conference will be available until August 27, 2006. The replay number in Europe is: +46 (0)8 5876 9441 and in North America: +1 718 354 1112.  To access the recording, please enter access code: 9406606#.

Item 6:

Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not applicable.

Item 7:

Omitted Information

State whether any information has been omitted on the basis that it is confidential information.

Not applicable.

Item 8:

Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgeable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Colin K. Benner, Vice Chairman & CEO
1601 – 543 Granville Street
Vancouver, B.C.  V6C 1X8
Telephone: (604) 681-1337

Item 9:

Date of Report

DATED at Vancouver, British Columbia, this 23rd day of August, 2006.